UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 29, 2017

VISTRA ENERGY CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38086	36-4833255
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

6555 Sierra Drive Irving, TX		75039
(Address of principal executive offices)		(Zip Code)

(214) 812-4600

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.l4a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement

Merger Agreement

On October 29, 2017, Vistra Energy Corp., a Delaware corporation (the Company), and Dynegy Inc., a Delaware corporation (Dynegy), entered into an Agreement and Plan of Merger (the Merger Agreement). The following description of the Merger Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Upon the terms and subject to the conditions set forth in the Merger Agreement, which has been approved by the boards of directors of the Company and Dynegy, Dynegy will merge with and into the Company (the Merger), with the Company continuing as the surviving corporation. The Merger is intended to qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the Code), so that none of the Company, Dynegy or any of the Dynegy stockholders generally will recognize any gain or loss in the transaction, except that Dynegy stockholders will recognize gain with respect to cash received in lieu of fractional shares of the Company’s common stock. We expect that the Company will be the acquirer for both federal tax and accounting purposes.

Upon the closing of the Merger, each issued and outstanding share of Dynegy common stock, par value $0.01 per share, other than shares owned by the Company or its subsidiaries, held in treasury by Dynegy or held by a subsidiary of Dynegy, will automatically be converted into the right to receive 0.652 shares of common stock, par value $0.01 per share, of the Company (the Exchange Ratio), except that cash will be paid in lieu of fractional shares, which we expect will result in Company stockholders and Dynegy stockholders owning approximately 79% and 21% respectively, of the combined company. Dynegy stock options and equity-based awards outstanding immediately prior to the Effective Time will generally automatically convert upon completion of the Merger into stock options and equity-based awards, respectively, with respect to the Company’s common stock, after giving effect to the Exchange Ratio.

The Merger Agreement also provides that, upon the closing of the Merger, the board of directors of the combined company will be comprised of 11 members, consisting of (a) the eight current directors of the Company and (b) three of Dynegy’s current directors, of whom one will be a Class I director, one will be a Class II director and one will be a Class III director, unless the closing of the Merger occurs after the date of the Company’s 2018 Annual General Meeting, in which case one will be a Class I director and two will be Class II directors. Upon completion of the Merger, each of Curtis A. Morgan, currently a director and the President and Chief Executive Officer of the Company, Jim Burke, currently Chief Operating Officer of the Company, and J. William Holden, currently Chief Financial Officer of the Company, will continue in those roles at the combined company.

Completion of the Merger is subject to various customary conditions, including, among others, (a) approval by the Company stockholders of the issuance of the Company’s common stock in the Merger, (b) adoption of the Merger Agreement by the Company stockholders and Dynegy stockholders, (c) receipt of all requisite regulatory approvals, which includes approvals of the Federal Energy Regulatory Commission, the Public Utility Commission of Texas and the New York Public Service Commission, and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and (d) effectiveness of the registration statement for the shares of the Company’s common stock to be issued in the Merger, and the approval of the listing of such shares on the New York Stock Exchange. Each party’s obligation to consummate the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement and (iii) the receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a tax-free reorganization within the meaning of the Code.

The Merger Agreement contains customary representations, warranties and covenants of the Company and Dynegy, including, among others, covenants (a) to conduct their respective businesses in the ordinary course during the interim period between the execution of the Merger Agreement and completion of the Merger, (b) not to take certain actions during the interim period except with the consent of the other party, (c) that the Company and Dynegy will convene and hold meetings of their respective stockholders to obtain the required stockholder approvals, and (e) that the parties use their respective reasonable best efforts to take all actions necessary to obtain all governmental and regulatory approvals and consents (except that the Company shall not be required, and Dynegy shall not be permitted, to take any action that constitutes or would reasonably be expected to have certain specified burdensome effects). Each of the Company and Dynegy is also subject to restrictions on its ability to solicit alternative acquisition proposals and to provide information to, and engage in discussion with, third parties regarding such proposals, except under limited circumstances to permit the Company’s and Dynegy’s boards of directors to comply with their respective fiduciary duties.

The Merger Agreement contains certain termination rights for both the Company and Dynegy, including in specified circumstances in connection with an alternative acquisition proposal that has been determined to be a superior offer. Upon termination of the Merger Agreement, under specified circumstances (a) for a failure by the Company to obtain certain requisite regulatory approvals, the Company may be required to pay Dynegy a termination fee of $100 million, (b) in connection with a superior offer, acquisition proposal or unforeseeable material intervening event, the Company may be required to pay a termination fee to Dynegy of $100 million, and (c) in connection with a superior offer, acquisition proposal or an unforeseeable material intervening event, Dynegy may be required to pay to the Company a termination fee of $87 million. In addition, if the Merger Agreement is terminated (i) because the Company’s

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stockholders do not approve the issuance of the Company’s common stock in the Merger or do not adopt the Merger Agreement, then the Company will be obligated to reimburse Dynegy for its reasonable out-of-pocket fees and expenses incurred in connection with the Merger Agreement, or (ii) because Dynegy’s stockholders do not adopt the Merger Agreement, then Dynegy will reimburse the Company for its reasonable out-of-pocket fees and expenses incurred in connection with the Merger Agreement, each of which is subject to a cap of $22 million. Such expense reimbursement may be deducted from the abovementioned termination fees, if ultimately payable.

The Merger Agreement has been included as an exhibit hereto to provide stockholders with information regarding its terms. It is not intended to provide any other factual information about the Company, Dynegy or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement. These representations and warranties were made solely for the benefit of the other parties to the Merger Agreement and (a) are not intended to be treated as categorical statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate, (b) may have been qualified in the Merger Agreement by confidential disclosure schedules that were delivered to the other party in connection with the signing of the Merger Agreement, which disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement, (c) may be subject to standards of materiality applicable to the parties that differ from what might be viewed as material to stockholders and (d) were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement. Accordingly, you should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Dynegy or the Company.

Merger Support Agreements

Concurrently with the execution of the Merger Agreement, certain stockholders of the Company, including affiliates of Apollo Management Holdings L.P. (collectively, the Apollo Entities), affiliates of Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. (collectively, the Brookfield Entities), and certain affiliates of Oaktree Capital Management, L.P. (Oaktree), such agreements representing in the aggregate approximately 34% of the shares of the Company’s common stock that will be entitled to vote on the Merger, and certain stockholders of Dynegy, including Terawatt Holdings, LP, an affiliate of certain affiliated investment funds of Energy Capital Partners III, LLC (Terawatt) and certain affiliates of Oaktree, such agreements representing in the aggregate approximately 21% of the shares of Dynegy’s common stock that will be entitled to vote on the Merger, have entered into merger support agreements (the Merger Support Agreements), pursuant to which each such stockholder agreed to vote their shares of common stock of the Company or Dynegy, as applicable, to adopt the Merger Agreement, and in the case of stockholders of the Company, approve the stock issuance. The Merger Support Agreements will automatically terminate upon a change of recommendation by the applicable board of directors or the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Merger Support Agreements does not purport to be complete and is qualified in its entirety by reference to that certain Merger Support Agreement, dated as of October 29, 2017, by and among Dynegy and the Apollo Entities, the Brookfield Entities and certain affiliates of Oaktree, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dynegy Inc. filed with the Securities and Exchange Commission (the SEC) on October 30, 2017, the Merger Support Agreement entered into between the Company and Terawatt, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference, and the Merger Support Agreement entered into between the Company and certain affiliates of Oaktree, which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Item 8.01.	Other Events.

On October 30, 2017, the Company and Dynegy issued a joint press release announcing the execution of the Merger Agreement. A copy of that press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

On October 30, 2017, the Company and Dynegy issued an investor presentation related to the Merger. A copy of that investor presentation is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of October 29, 2017, by and between Vistra Energy Corp. and Dynegy, Inc.

10.1	Merger Support Agreement, dated as of October 29, 2017, by and between Vistra Energy Corp. and Terawatt Holdings, LP.

10.2	Merger Support Agreement, dated as of October 29, 2017, by and among Vistra Energy Corp. and Oaktree Opportunities Fund VIII, L.P., Oaktree Huntington Investment Fund, L.P., Oaktree Opportunities Fund VIII (Parallel 2), L.P., Oaktree Opportunities Fund VIIIb, L.P., Oaktree Opportunities Fund IX, L.P. and Oaktree Opportunities Fund IX (Parallel 2), L.P.

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99.1	Press Release of Vistra Energy Corp. and Dynegy, Inc., dated October 30, 2017.

99.2	Investor Presentation of Vistra Energy Corp. and Dynegy, Inc., dated October 30, 2017.

*	Schedules (and similar attachments) to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Vistra Energy Corp. will furnish the omitted schedules to the SEC upon its request.

Cautionary Note Regarding Forward-Looking Statements

The information presented herein includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which the Company and Dynegy operate and beliefs of and assumptions made by the Company’s management and Dynegy’s management, involve risks and uncertainties, which are difficult to predict and are not guarantees of future performances, that could significantly affect the financial results of the Company or Dynegy or the combined company. All statements, other than statements of historical facts, are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “shall,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would,” “guidance,” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. Readers are cautioned not to place undue reliance on forward-looking statements. Although the Company and Dynegy believe that in making any such forward-looking statement, the Company’s and Dynegy’s expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and risks that could cause results to differ materially from those projected in or implied by any such forward-looking statement, including but not limited to (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated or that cause the parties to abandon the proposed transaction; (iv) the effect of the announcement of the proposed transaction on the Company’s and Dynegy’s relationships with their respective customers and their operating results and businesses generally (including the diversion of management time on transaction-related issues); (v) the risk that the credit ratings of the combined company or its subsidiaries are different from what the Company and Dynegy expect; (vi) adverse changes in general economic or market conditions (including changes in interest rates) or changes in political conditions or federal or state laws and regulations; (vii) the ability of the combined company to execute upon the strategic and performance initiatives contemplated herein (including the risk that the Company’s and Dynegy’s respective businesses will not be integrated successfully or that the cost savings, synergies and growth from the proposed transaction will not be fully realized or may take longer to realize than expected); (viii) there may be changes in the trading prices of the Company’s and Dynegy’s common stock prior to the closing of the proposed transaction; and (ix) those additional risks and factors discussed in reports filed with the SEC by the Company and Dynegy from time to time, including (a) the uncertainties and risks discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in the Company’s prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act on May 9, 2017 (as supplemented), and (b) the uncertainties and risks discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” in the Dynegy’s annual report on Form 10-K for the fiscal year ended December 31, 2016.

Any forward-looking statement speaks only at the date on which it is made, and except as may be required by law, neither the Company nor Dynegy undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of them; nor can the Company or Dynegy assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

Additional Information About the Transaction and Where to Find It

This communication relates to the proposed merger pursuant to the terms of the Merger Agreement. The proposed transaction will be submitted to the respective stockholders of Dynegy and the Company for their consideration. In connection with the proposed merger, the Company expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and Dynegy that also constitutes a prospectus of the Company (the “joint proxy statement”), which joint proxy statement will be mailed or otherwise disseminated to the Company stockholders and Dynegy stockholders when it becomes available. the Company and Dynegy also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, DYNEGY, THE PROPOSED MERGER AND RELATED MATTERS. You may obtain a free copy of the joint proxy statement and other relevant documents (if and when they become available) filed by the Company and Dynegy with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the Company with the SEC will be available free of charge on the Company’s website at www.vistraenergy.com or by contacting Vistra Energy Investor Relations at 214-812-0046 or at investor@vistraenergy.com. Copies of the documents filed by Dynegy with the SEC will be available free of charge on Dynegy’s website at www.dynegy.com or by contacting Dynegy Investor Relations at (713) 507-6466 or at ir@dynegy.com.

Certain Information Regarding Participants in the Solicitation

The Company and Dynegy and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. You can find information about the Company’s directors and executive officers in the Company’s prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act on May 9, 2017 (as supplemented), and on its website at www.vistraenergy.com. You can find information about Dynegy’s directors and executive officers in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 30, 2017, and on its website at www.dynegy.com. Additional information regarding the interests of such potential participants will be included in the joint proxy statement and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from the Company or Dynegy using the sources indicated above.

No Offer of Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Exhibit Index

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of October 29, 2017, by and between Vistra Energy Corp. and Dynegy, Inc.

10.1	Merger Support Agreement, dated as of October 29, 2017, by and between Vistra Energy Corp. and Terawatt Holdings, LP.

10.2	Merger Support Agreement, dated as of October 29, 2017, by and among Vistra Energy Corp. and Oaktree Opportunities Fund VIII, L.P., Oaktree Huntington Investment Fund, L.P., Oaktree Opportunities Fund VIII (Parallel 2), L.P., Oaktree Opportunities Fund VIIIb, L.P., Oaktree Opportunities Fund IX, L.P. and Oaktree Opportunities Fund IX (Parallel 2), L.P.

99.1	Press Release of Vistra Energy Corp. and Dynegy, Inc., dated October 30, 2017.

99.2	Investor Presentation of Vistra Energy Corp. and Dynegy, Inc., dated October 30, 2017.

*	Schedules (and similar attachments) to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Vistra Energy Corp. will furnish the omitted schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Vistra Energy Corp.

Dated: October 31, 2017	/s/ Terry L. Nutt
	Name:	Terry L. Nutt
	Title:	Senior Vice President & Controller